Exhibit 12.1

Momenta Pharmaceuticals Inc.	*** All data (except ratio) are in thousands.
Ratio of Earnings to Fixed Charges

	Nine Month Period Ended September	Year Ended December 31,
	30, 2014	2013	2012	2011	2010	2009

Net Income (Loss)	(82,619)	(108,409)	(58,648)	180,356	37,290	(64,012)
Add: Fixed Charges	927	831	700	533	685	927
Net Income (Loss) As Adjusted	(81,692)	(107,578)	(57,948)	180,889	37,975	(63,085)

Interest Expense	—	—	—	91	329	570
Estimate of Interest Included in Rental Expense	927	831	700	442	356	357
Total Fixed Charges	927	831	700	533	685	927

Ratio of Earnings to fixed charges	*	*	*	339x	55x	*

Deficiency of earnings to fixed charges	(82,619)	(108,409)	(58,648)			(64,012)

*  Less than one to one coverage.